UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at November 10, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 10, 2006

Print the name and title of the signing officer under his signature.
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  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO RE-EVALUATING bcMETALS SITUATION

November 10, 2006, Vancouver, BC - On November 2, 2006 Taseko Mines Limited ("Taseko" or the "Company") (TSX:TKO; AMEX:TGB) announced its intention to make a take-over bid for bcMetals Corporation ("bcMetals") (TSXV:C), subject to various conditions. On November 3, 2006 Imperial Metals Corporation ("Imperial") advised that it had taken up all shares tendered to its offer and held 6,891,694 shares of bcMetals (18.09%). On November 6, 2006 bcMetals announced that it had filed an application to the British Columbia Securities Commission ("BCSC") for an order restraining Imperial from taking up and paying for the shares of bcMetals deposited under the Imperial offer. On November 7, 2006 Imperial reported that it had filed an application with the BCSC to issue a permanent order to cease trade any securities that may be issued under bcMetals' shareholder rights plan dated October 19, 2006. In the same press release, Imperial stated that the BCSC will hear Imperial's application on Friday, November 10, 2006 together with the application filed by bcMetals in connection with the take-up of bcMetals shares by Imperial. In light of uncertainties resulting from this situation as it relates to the conditions cited in Taseko's November 2nd press release, Taseko is re-evaluating its options.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

                                 No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Taseko's Annual Information Form ("AIF") filed with Canadian securities regulatory authorities, or Taseko's annual Form on 20F ("20F") filed with United States securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward oriented information includes the timing of making a take-over bid and the uncertainties of in regards to its possible success and related regulatory approvals. Mining is a risky business and actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Taseko disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

For further information on the Company, Investors should review the Company's Canadian public filings at www.sedar.com or its US public filings at www.sec.gov.